March 27, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Millennial Media, Inc.

Registration Statement on Form S-1 (File No. 333-178909)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the underwriters (the “Representatives”), hereby join in the request of Millennial Media, Inc. (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333-178909) (the “Registration Statement”), relating to a public offering of shares of the Registrant’s common stock, par value $0.001 per share, so that the Registration Statement may be declared effective at 4:00 p.m. Washington, D.C. time, on March 28, 2012, or as soon thereafter as practicable.  We, the undersigned Representatives, confirm that the underwriters are aware of their obligations under the Securities Act.

Additionally, pursuant to Rule 460 of the Securities Act, we hereby advise you that the Preliminary Prospectus dated March 15, 2012, was distributed by the underwriters approximately as follows from March 15, 2012 through the date hereof:

Copies to underwriters	3,336
Copies to dealers	22
Copies to institutional investors	3,134
Copies to others/retail	383
Total	6,875

We, the undersigned Representatives, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

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Very truly yours,

Morgan Stanley & Co. LLC
Goldman, Sachs & Co.
Barclays Capital Inc.

Acting severally on behalf of themselves and the several underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ John Tyree

Name:	John Tyree

Title:	Managing Director

GOLDMAN, SACHS & CO.

By:	/s/ Goldman, Sachs & Co.
(Goldman, Sachs & Co.)

BARCLAYS CAPITAL, INC.

By:	/s/ Victoria Hale

Name:	Victoria Hale

Title:	Vice President

[Acceleration Request Signature Page]